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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

OXIS International, Inc.

(Name of Issuer)

Common Shares, par value $0.001

(Title of Class of Securities)

691829402

(CUSIP Number)

323 Vintage Park Drive, Suite B

Foster City, CA 94404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 691829402

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TorreyPines Therapeutics, Inc. (formerly Axonyx Inc.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 0
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Oxis Common Stock”), of Oxis International, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 323 Vintage Park Drive, Suite B, Foster City, CA 94404.

Item 2.	Identity and Background.

(a)	TorreyPines Therapeutics, Inc. (“TorreyPines”) (formerly Axonyx Inc.)

(b)	The business address of TorreyPines is

11085 North Torrey Pines Road, Suite 300

La Jolla, CA 92037

(c)	Principal Occupation: n/a

(d)	n/a

(e)	n/a

(f)	TorreyPines Therapeutics, Inc. is a Delaware corporation.

Item 3.	Source and Amount of Funds and Other Consideration

n/a

Item 4.	Purpose of Transaction.

n/a

Item 5.	Interest in Securities of the Issuer.

0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

n/a

Item 7.	Materials to be Filed as Exhibits.

n/a

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORREYPINES THERAPEUTICS, INC.

Date: October 1, 2008	By:	/s/ Craig Johnson
	Name:	Craig Johnson
	Title:	Vice President, Finance and
Chief Financial Officer